[Wilson Sonsini Goodrich & Rosati, P.C. Letterhead]
April 7, 2008
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Rose Zukin, Attorney-Advisor

Re:	Oncothyreon Inc. Registration Statement on Form S-3 Filed March 20, 2008 File No. 333-149837
Dear Mr. Riedler:
     On behalf of our client Oncothyreon Inc. (the “Company”), we are hereby submitting this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated March 26, 2008 (the “Comment Letter”) relating to the above-referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form S-3
Information Incorporated By Reference, page 40
1.	We note that you filed a Form 10-K for the Fiscal Year Ended December 31, 2007 on March 17, 2008. This filing does not contain information in Part III that is required by Form 10-K. Please amend your filing to include Part III information, or file a Proxy Statement in order to incorporate this information into your filing by reference. Your filing must be complete before we take final action on the registration statement.
The Company has filed an amendment to the Form 10-K on April 7, 2008 to include the Part III information that is required by Form 10-K.

United States Securities and Exchange Commission
April 7, 2008

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     We appreciate the Staff’s comment and request that the Staff contact the undersigned at (206) 883-2579, or Robert Kornegay of Wilson Sonsini Goodrich & Rosati at (650) 493-9300, with any comments regarding this letter. Thank you for your assistance.

Respectfully submitted,
/s/ Susan L. Min
Susan L. Min, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Robert L. Kirkman, M.D., President, CEO and Director Edward A Taylor, CFO and Vice President of Finance and Administration Peggy Konkolus, Corporate Compliance Manager Oncothyreon Inc.

Patrick J. Schultheis, Esq. Robert F. Kornegay, Esq. Michael Nordtvedt, Edq. Effie Toshav, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation